EXHIBIT 99.1

TEKMIRA PHARMACEUTICALS CORPORATION

MATERIAL CHANGE REPORT

FORM 51-102F3

1.	Name and Address of Company:

Tekmira Pharmaceuticals Corporation (the “Company”)
100 - 8900 Glenlyon Parkway
Glenlyon Business Park
Burnaby, B.C.
V5J 5J8

2.	Date of Material Change:

April 6, 2011 and June 3, 2011

3.	News Release:

News releases announcing the material changes disclosed in this material change report are attached as Schedule “A” and were issued by the Company on April 7, 2011 and June 3, 2011, respectively.  The news releases were distributed via GlobeNewsWire.

4.	Summary of Material Change:

On April 6, 2011, Alnylam Pharmaceuticals, Inc. (“Alnylam”) filed an answer and counterclaim to our complaint filed against Alnylam on March 16, 2011.

On June 3, 2011, we filed an amended complaint against Alnylam.

5.	Full description of Material Change:

On April 6, 2011, Alnylam filed an answer to our complaint filed on March 16, 2011, denying our claims. Alnylam also filed a counterclaim asserting breach of contract, defamation, breach of covenant not to sue and breach of patent prosecution and non-use provisions.  Alnylam is seeking dismissal of our claim as well as damages and equitable relief.

In the course of the litigation, Alnylam has asserted, among other claims that we are in breach of the license and manufacturing agreements between the two companies.

On June 3, 2011, we filed an amended complaint against Alnylam with the Business Litigation Session of the Massachusetts Superior Court.  Our amended complaint adds new claims alleging breach of contract, breach of the implied covenant of good faith and fair dealing, tortious interference with contractual relationships, and civil conspiracy.  The amended complaint also adds AlCana Technologies, Inc. (“Alcana”) as a defendant and asserts claims alleging misappropriation of trade secrets, tortious interference with contractual relations, unjust enrichment, unfair and deceptive acts and trade practices, and civil conspiracy against AlCana.  We are seeking relief in the form of damages – including the royalties and profits Alnylam and AlCana would receive from the alleged improper use of our technology and the termination of Alnylam’s license to our technology.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

No significant facts otherwise required to be disclosed in this report have been omitted.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and may be contacted respecting the change:

Ian Mortimer
Executive Vice-President and Chief Financial Officer
100-8900 Glenlyon Parkway
Glenlyon Business Park
Burnaby, B.C. V5J 5J8
Telephone: (604) 419-3200

9.	Date of Report:

June 6, 2011

Schedule “A”

Tekmira Comments on Answer and Counterclaim Filed by Alnylam Pharmaceuticals

Tekmira’s Lawsuit Against Alnylam Outlines Repeated Misuse of Trade Secrets and Confidential Information

FOR IMMEDIATE RELEASE:	April 7, 2011

Vancouver, BC — Tekmira Pharmaceuticals Corporation (Nasdaq: TKMR, TSX: TKM), a leading developer of RNA interference (RNAi) therapeutics, reports that Alnylam Pharmaceuticals, Inc. has filed its answer and counterclaim to the lawsuit that Tekmira originally filed on March 16, 2011.

As outlined in Tekmira’s legal complaint filed on March 16, 2011, Tekmira is suing Alnylam for actions including misappropriation and misuse of trade secrets, know-how and other confidential information.

“This filing of a counterclaim is an expected development in this litigation. We have reviewed the counterclaim and remain confident in our position. We are fully committed and prepared to pursue this lawsuit until we have a fair and satisfactory resolution. Our goal is to regain – as soon as possible – control over our proprietary LNP technology and preserve its full value,” said Dr. Mark J. Murray, Tekmira’s President and CEO.

Tekmira’s lawsuit against Alnylam, which was filed in the Business Litigation Session (BLS) of the Massachusetts Superior Court, alleges Alnylam exploited its confidential relationship as a collaborator with Tekmira to engage in inappropriate and harmful conduct concerning Tekmira’s proprietary lipid nanoparticle (LNP) siRNA delivery technology, resulting in damage to Tekmira’s intellectual property and business interests.  The BLS is a forum to resolve complex commercial disputes through procedures that reduce the burden and cost of litigation. It is expected that a trial could be concluded within 12 months.

About RNAi and Tekmira’s LNP Technology

RNAi therapeutics have the potential to treat a broad number of human diseases by “silencing” disease causing genes. The discoverers of RNAi, a gene silencing mechanism used by all cells, were awarded the 2006 Nobel Prize for Physiology or Medicine. RNAi therapeutics, such as “siRNAs,” require delivery technology to be effective systemically. LNP technology is the most widely used siRNA delivery approach for systemic administration. Tekmira’s LNP technology (formerly referred to as stable nucleic acid-lipid particles or SNALP) encapsulates siRNAs with high efficiency in uniform lipid nanoparticles that are effective in delivering RNAi therapeutics to disease sites in numerous preclinical models. Tekmira’s LNP formulations are manufactured by a proprietary method which is robust, scalable and highly reproducible and LNP-based products have been reviewed by multiple FDA divisions for use in clinical trials. LNP formulations comprise several lipid components that can be adjusted to suit the specific application.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

Forward-Looking Statements and Information

This press release contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). Forward-looking statements are generally identifiable by use of the words “believes,” “may,” “plans,” “will,” “anticipates,” “intends,” “budgets,” “could,” “estimates,” “expects,” “forecasts,” “projects,” and similar expressions, and the negative of such expressions. Forward-looking statements in this news release include statements about Alnylam’s answer and counterclaim to Tekmira’s complaint against Alnylam; the nature, prospects and anticipated timing to resolve the complaint filed by Tekmira against Alnylam through the Business Litigation Session (BLS) of the Massachusetts Superior Court; Tekmira’s strategy, future operations, clinical trials, prospects and the plans of management; RNAi (ribonucleic acid interference) product development programs; use of lipid nanoparticle LNP technology by Tekmira’s licensees; and Tekmira’s expectations with respect to existing and future agreements with third parties.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: the effect of Alnylam’s answer and counterclaim on Tekmira’s litigation position; the nature and prospects of the litigation with Alnylam; timing of the litigation with Alnylam; LNP’s status as a leading RNAi delivery technology; the use of LNP technology by Tekmira’s development partners and licensees; the sufficiency of budgeted capital expenditures in carrying out planned activities; and Tekmira’s ability to protect its intellectual property rights and not to infringe on the intellectual property rights of others. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: the final outcome of the litigation with Alnylam is not presently determinable or estimable and may result in an outcome that is unfavorable to Tekmira, including damages and other relief against Tekmira claimed by Alnylam in its counterclaim; there may be no basis for which Tekmira has any rights or entitlement to damages from Alnylam in the quantum anticipated by Tekmira, or at all; legal expenses associated with litigation are uncertain and may exceed current estimates, which may have a material adverse effect on Tekmira’s financial position and ongoing business strategy; the uncertainty of litigation, including the time and expenses associated therewith; risks and uncertainties involved in the litigation process, such as discovery of new evidence or acceptance of unanticipated or novel legal theories, changes in interpretation of the law due to decisions in other cases, the inherent difficulty in predicting the decisions of judges and juries and the possibility of appeals; the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of; future operating results are uncertain and likely to fluctuate; Tekmira’s ability to raise additional financing required to fund further research and development, clinical studies, and obtain regulatory approvals, on commercially acceptable terms or at all; economic and capital market conditions; Tekmira’s ability to obtain and protect intellectual property rights, and operate without infringing on the intellectual property rights of others; Tekmira’s development partners and licensees conducting clinical trial and development programs will not result in expected results on a timely basis, or at all; anticipated payments under contracts with Tekmira’s collaborative partners will not be received by Tekmira on a timely basis, or at all, or in the quantum expected by Tekmira; funding from research and product development partners may not be provided when required under agreements with those partners; Tekmira may become subject to product liability or other legal claims for which the Company has made no accrual in its financial statements; Tekmira has not sufficiently budgeted for capital expenditures necessary to carry out planned activities.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira’s Annual Information Form dated March 30, 2011 and available at www.sedar.com. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Contact Information

Investors
Jodi Regts
Director, Investor Relations
Phone: 604-419-3234
Email: jregts@tekmirapharm.com

Media
David Ryan
Longview Communications Inc.
Phone: 416-669-7906
Email: dryan@longviewcomms.ca

Tekmira Files Amended Complaint in Alnylam Litigation

FOR IMMEDIATE RELEASE:	June 3, 2011

Vancouver B.C. – Tekmira Pharmaceuticals Corporation (Nasdaq: TKMR, TSX: TKM), a leading developer of RNA interference (RNAi) therapeutics, disclosed today that it has filed an amended complaint against Alnylam Pharmaceuticals, Inc. (“Alnylam”) with the Business Litigation Session of the Massachusetts Superior Court.

Tekmira’s amended complaint adds new claims alleging breach of contract, breach of the implied covenant of good faith and fair dealing, tortious interference with contractual relationships, and civil conspiracy.  The amended complaint also adds AlCana Technologies, Inc. (“Alcana”) as a defendant and asserts claims alleging misappropriation of trade secrets, tortious interference with contractual relations, unjust enrichment, unfair and deceptive acts and trade practices, and civil conspiracy against AlCana. In the course of the litigation, Alnylam has asserted, among other claims that Tekmira is in breach of the license and manufacturing agreements between the two companies.

As described in the amended complaint, Tekmira is seeking relief in the form of damages – including the royalties and profits Alnylam and AlCana would receive from the alleged improper use of Tekmira’s technology and the termination of Alnylam’s license to Tekmira’s technology.

A full copy of the amended complaint can be found on the company’s website at www.tekmirapharm.com.

About RNAi and Tekmira’s LNP Technology

RNAi therapeutics have the potential to treat a broad number of human diseases by “silencing” disease causing genes. The discoverers of RNAi, a gene silencing mechanism used by all cells, were awarded the 2006 Nobel Prize for Physiology or Medicine. RNAi therapeutics, such as “siRNAs,” require delivery technology to be effective systemically. LNP technology is one of the most widely used siRNA delivery approaches for systemic administration. Tekmira’s LNP technology (formerly referred to as stable nucleic acid-lipid particles or SNALP) encapsulates siRNAs with high efficiency in uniform lipid nanoparticles which are effective in delivering RNAi therapeutics to disease sites in numerous preclinical models. Tekmira’s LNP formulations are manufactured by a proprietary method which is robust, scalable and highly reproducible and LNP-based products have been reviewed by multiple FDA divisions for use in clinical trials. LNP formulations comprise several lipid components that can be adjusted to suit the specific application.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

Tekmira Forward-looking Statements and Information

This press release contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). Forward-looking statements are generally identifiable by use of the words “believes,” “may,” “plans,” “will,” “anticipates,” “intends,” “budgets,” “could,” “estimates,” “expects,” “forecasts,” “projects,” and similar expressions, and the negative of such expressions. Forward-looking statements in this news release include statements about the nature, prospects and anticipated timing to resolve the complaint filed by Tekmira against Alnylam and AlCana; the nature, scope and quantum of damages sought by Tekmira from Alnylam and AlCana; and Tekmira's strategy, future operations, clinical trials, prospects and the plans of management; RNAi (ribonucleic acid interference) product development programs.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: the nature and prospects of the litigation with Alnylam and AlCana; based on the conduct of Alnylam and AlCana, the nature, scope and quantum of damages that Tekmira is entitled to; costs and timing of the litigation with Alnylam and AlCana and the effects of such on Tekmira's financial position and execution of Tekmira's business strategy; LNP's status as a leading RNAi delivery technology; and Tekmira's ability to protect its intellectual property rights and not to infringe on the intellectual property rights of others. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: the final outcome of the litigation with Alnylam and AlCana is not presently determinable or estimable and may result in an outcome that is unfavorable to Tekmira; there may be no basis for which Tekmira has any rights or entitlement to damages from Alnylam and AlCana in the quantum anticipated by Tekmira, or at all; legal expenses associated with litigation are uncertain and may exceed current estimates, which may have a material adverse effect on Tekmira's financial position and ongoing business strategy; the uncertainty of litigation, including the time and expenses associated therewith; risks and uncertainties involved in the litigation process, such as discovery of new evidence or acceptance of unanticipated or novel legal theories, changes in interpretation of the law due to decisions in other cases, the inherent difficulty in predicting the decisions of judges and juries and the possibility of appeals; the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of; future operating results are uncertain and likely to fluctuate; Tekmira's ability to obtain and protect intellectual property rights, and operate without infringing on the intellectual property rights of others; and Tekmira may become subject to product liability or other legal claims for which the Company has made no accrual in its financial statements.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira's Annual Information Form dated March 30, 2011 and available at www.sedar.com. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Contact Information
Investors
Jodi Regts
Director, Investor Relations
Phone: 604-419-3234
Email: jregts@tekmirapharm.com

Media
David Ryan
Longview Communications Inc.
Phone: 416-669-7906
Email: dryan@longviewcomms.ca